UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM U-9C-3

                                QUARTERLY REPORT

                      FOR THE QUARTER ENDED March 31, 2003

   Filed Pursuant to Rule 58 of the Public Utility Holding Company Act of 1935



                              PROGRESS ENERGY, INC.
                            410 S. Wilmington Street
                                Raleigh, NC 27602


Contents                                                                    Page

ITEM 1 - Organization Chart                                                    2

ITEM 2 - Issuances and Renewals of Securities and Capital Contributions        3

ITEM 3 - Associate Transactions                                                4

ITEM 4 - Summary of Aggregate Investment                                       6

ITEM 5 - Other Investments                                                     6

ITEM 6 - Financial Statements and Exhibits                                     6

                           ITEM 1 - ORGANIZATION CHART

                                                                                Percentage of
                                                        Energy       State         Voting
                                                        or Gas        of         Securities
                     Name of Reporting Company          Related   Organization      Held         Nature of Business

Progress Ventures, Inc.                                 Energy         NC          100        Holding Company
   CPL Synfuels LLC(1)                                  Energy         NC          100        Synthetic Fuel Production
       Solid Fuel  LLC                                  Energy         DE          90         Synthetic Fuel Production
       Sandy River Synfuel LLC                          Energy         DE          90         Synthetic Fuel Production
       Colona Synfuel LLLP                              Energy         DE          17         Synthetic Fuel Production
Strategic Resource Solutions Corp.                      Energy         NC          100        Energy Services Company
Progress Energy Solutions, Inc.                         Energy         NC          100        Energy Services Company
   PES Engineering Corp.                                Energy         NC          100        Energy Engineering
Progress Fuels Corporation                              Energy         FL          100        Procurement and
                                                                                              Transportation of Coal
   EFC Synfuel LLC                                      Energy         DE          100        Holding Company
       Ceredo Synfuel LLC                               Energy         DE          99         Synthetic Fuel Production
       Sandy River Synfuel LLC                          Energy         DE          9          Synthetic Fuel Production
       Solid Energy LLC                                 Energy         DE          99         Synthetic Fuel Production
       Solid Fuel LLC                                   Energy         DE          9          Synthetic Fuel Production
   Kentucky May Coal Company, Inc.                      Energy         VA          100        Coal Mine
       KRT Holdings, Inc.(2)                            Energy         DE          100        Coal and Bulk Material
                                                                                              Terminal
           Kanawha River Terminals, Inc.                Energy         FL          100        Coal and Bulk Material
                                                                                              Terminal
             Black Hawk Synfuel, LLC                    Energy         DE          100        Synthetic Fuel Production
                New River Synfuel LLC                   Energy         CO          10         Synthetic Fuel Production
             Ceredo Liquid Terminal LLC                 Energy         DE          100        Emulsion Products Terminal
             Coal Recovery V, LLC                       Energy         MO          25         Synthetic Fuel Marketing
             Colona Newco, LLC                          Energy         DE          100        Holding Company
                Colona SynFuel Limited Partnership,     Energy         DE          20.1       Synthetic Fuel Production
                LLLP
             Colona Sub No. 2, LLC                      Energy         DE          100        Synthetic Fuel Production
                Colona Synfuel Limited Partnership,     Energy         DE          1          Synthetic Fuel Production
                LLLP
             Colona Synfuel Limited Partnership, LLLP   Energy         DE          61.9       Synthetic Fuel Production
   Marmet Synfuel, LLC                                  Energy         DE          100        Synthetic Fuel Production
   Progress Materials, Inc.                             Energy         FL          100        Manufacturing
   Progress Synfuel Holdings, Inc.                      Energy         DE          100        Holding Company
       Ceredo Synfuel LLC                               Energy         DE          1          Synthetic Fuel Production
       Sandy River Synfuel LLC                          Energy         DE          1          Synthetic Fuel Production
       Solid Energy LLC                                 Energy         DE          1          Synthetic Fuel Production
       Solid Fuel LLC                                   Energy         DE          1          Synthetic Fuel Production
   Riverside Synfuel, LLC.                              Energy         WV          100        Synthetic Fuel Production
Utech Venture Capital Corporation                       Energy         DE          11.56(3)   Investment in
                                                                                              Electrotechnologies
Utech Climate Challenge Fund                            Energy         DE          9.76       Investment in
                                                                                              Electrotechnologies

--------
(1) CPL Synfuels, LLC will be renamed PV Synfuels, LLC in the second quarter of 2003.
(2)  KRT Holdings, Inc. was formerly known as Cincinnati Bulk Terminals, Inc.
(3) Based on the 2002 K-1 information, it was determined that the ownership percentage is 11.56% not 9.76% as previously reported.

                ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND
                              CAPITAL CONTRIBUTION


Contribution    Company Making                      Company Receiving            Contribution
    Date         Contribution                         Contribution                Amount (in $)

01/31/2003      CP&L Synfuels, LLC                  Solid Fuel, LLC                782,212.69
01/31/2003      EFC Synfuel, LLC                    Solid Fuel, LLC                 78,221.27
01/31/2003      Progress Synfuel Holdings, Inc.     Solid Fuel, LLC                  8,691.25
01/31/2003      CP&L Synfuels, LLC                  Sandy River Synfuel, LLC     1,301,075.78
01/31/2003      EFC Synfuel, LLC                    Sandy River Synfuel, LLC       130,107.58
01/31/2003      Progress Synfuel Holdings, Inc.     Sandy River Synfuel, LLC        14,456.40
01/31/2003      Progress Energy, Inc.               Progress Energy Solutions,   8,000,000.00
                                                    Inc.
02/28/2003      CP&L Synfuels, LLC                  Solid Fuel, LLC              4,364,004.03
02/28/2003      EFC Synfuel, LLC                    Solid Fuel, LLC                436,400.40
02/28/2003      Progress Synfuel Holdings, Inc.     Solid Fuel, LLC                 48,488.93
02/28/2003      CP&L Synfuels, LLC                  Sandy River Synfuel, LLC     1,668,657.36
02/28/2003      EFC Synfuel, LLC                    Sandy River Synfuel, LLC       166,865.74
02/28/2003      Progress Synfuel Holdings, Inc.     Sandy River Synfuel, LLC        18,540.64
03/31/2003      CP&L Synfuels, LLC                  Solid Fuel, LLC              4,532,589.00
03/31/2003      EFC Synfuel, LLC                    Solid Fuel, LLC                453,258.90
03/31/2003      Progress Synfuel Holdings, Inc.     Solid Fuel, LLC                 50,362.10
03/31/2003      CP&L Synfuels, LLC                  Sandy River Synfuel, LLC     6,025,991.87
03/31/2003      EFC Synfuel, LLC                    Sandy River Synfuel, LLC       602,599.19
03/31/2003      Progress Synfuel Holdings, Inc.     Sandy River Synfuel, LLC        66,955.47

Dividend        Company Making                      Company Receiving            Dividend
  Date             Dividend                              Dividend                 Amount

01/31/2003      Strategic Resource Solutions Corp.  Progress Energy, Inc.        8,000,000.00

                         ITEM 3. ASSOCIATE TRANSACTIONS

 Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies

    Reporting Company       Associate Company               Types of       Direct Costs      Indirect      Cost of    Total Amount
    Rendering Services      Receiving Services              Services      Charged (in $)  Costs Charged  Capital (in  Billed (in $)
                                                                                              (in $)          $)
Strategic Resource          Carolina Power and Light    Energy                    106,400                                   106,400
Solutions Corp.             Company                     Management
Progress Energy Service     Carolina Power and Light    Energy               1,524,598.47                              1,524,598.47
Co., LLC                    Company                     Management
Progress Materials, Inc.    Carolina Power and Light    Engineering                56,560        21,440                      78,000
                            Company                     Services
Progress Fuels Corporation  Florida Power Corporation   Coal Sales             81,931,840                                81,931,840
Progress Fuels Corporation  Kanawha River Terminals,    Coal Sales                659,794                                   659,794
                            Inc.
Progress Fuels Corporation  Riverside Synfuel, LLC      Coal Sales                403,801                                   403,801
Progress Fuels Corporation  Florida Power Corporation   Admin Services             25,908                                    25,908
Progress Fuels Corporation  Progress Energy, Inc.       Benefits-Related          719,993                                   719,993
Progress Fuels Corporation  Carolina Power and Light    Admin Services             23,653                                    23,653
                            Company
Progress Fuels Corporation  Progress Land Corporation   Admin Services             49,063                                    49,063

Progress Fuels Corporation  Dulcimer Land Company, Inc. Admin Services             38,776                                    38,776
Progress Fuels Corporation  Homeland Coal Company, Inc. Admin Services             48,076                                    48,076
Progress Fuels Corporation  Awayland Coal Company, Inc. Admin Services             23,775                                    23,775
Progress Fuels Corporation  Powell Mountain Joint       Admin Services            157,116                                   157,116
                            Venture
Progress Fuels Corporation  Powell Mountain Coal        Admin Services            433,902                                   433,902
                            Company, Inc.
Progress Fuels Corporation  Mesa Hydrocarbons, Inc.     Admin Services            102,291                                   102,291
Progress Fuels Corporation  Westchester Gas Company,    Admin Services            177,581                                   177,581
                            Ltd.
Progress Fuels Corporation  Progress Fuels North Texas  Admin Services              7,077                                     7,077
                            Gas, LP
Progress Fuels Corporation  Progress Synfuel Holdings,  Admin Services              3,898                                     3,898
                            Inc.
Progress Fuels Corporation  EFC Synfuel, LLC            Admin Services            139,265                                   139,265
Progress Fuels Corporation  Solid Energy, LLC           Admin Services                 34                                        34
Progress Fuels Corporation  Ceredo Synfuel, LLC         Admin Services             40,733                                    40,733
Progress Fuels Corporation  Sandy River Synfuel, LLC    Admin Services              3,886                                     3,886
Progress Fuels Corporation  Marmet Synfuel, LLC         Admin Services             56,881                                    56,881
Progress Fuels Corporation  Riverside Synfuel, LLC      Admin Services              1,517                                     1,517
Progress Fuels Corporation  Progress Rail Services      Admin Services          1,492,162                                 1,492,162
                            Corporation
Progress Fuels Corporation  Progress Materials, Inc.    Admin Services            440,301                                   440,301
Progress Fuels Corporation  Kentucky May Coal Company,  Admin Services            876,348                                   876,348
                            Inc.
Progress Fuels Corporation  Diamond May Coal Company    Admin Services            443,260                                   443,260
Progress Fuels Corporation  Kentucky May Mining Company Admin Services            469,684                                   469,684
Progress Fuels Corporation  KRT Holdings, Inc.          Admin Services            329,845                                   329,845
Progress Fuels Corporation  Kanawha River Terminals,    Admin Services          1,467,732                                 1,467,732
                            Inc.
Progress Fuels Corporation  Colona Synfuel Limited      Admin Services             55.532                                    55.532
                            Partnership, LLLP
Progress Fuels Corporation  Black Hawk Synfuel LLC      Admin Services            158,409                                   158,409
Progress Fuels Corporation  Ceredo Liquid Terminal, LLC Admin Services             92,731                                    92,731

                                     ITEM 3.

 Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies

    Associate Company       Reporting Company              Types of        Direct Costs      Indirect       Cost of   Total Amount
    Rendering Services      Receiving Services`            Services       Charged (in $)  Costs Charged  Capital (in  Billed (in $)
                                                           Rendered                           (in $)          $)
Progress Energy Service     Strategic Resource          Admin Services          (414,747)                                 (414,747)
Co., LLC                    Solutions Corp.
North Carolina Natural Gas  Strategic Resource          Admin Services                264                                       264
Corporation                 Solutions Corp
Progress Energy Service     Progress Energy Solutions,  Admin Services             93,642                                    93,642
Co., LLC                    Inc.
Powell Mountain Joint       Solid Fuel, LLC             Admin Services         22,660,710                                22,660,710
Venture
Carolina Power and Light    Progress Fuels Corporation  Admin Services            292,266                                   292,266
Company
Florida Power Corporation   Progress Fuels Corporation  Admin Services            124,818                                   124,818
Progress Energy, Inc.       Progress Fuels Corporation  Benefits-Related           61,044                                    61,044
Progress Energy Service     Progress Fuels Corporation  Admin Services         18,395,350                                18,395,350
Co, LLC
Progress Ventures, Inc.     Progress Fuels Corporation  Admin Services            132,593                                   132,593

Marmet Synfuel, LLC         Progress Fuels Corporation  Coal/Synfuel            4,284,212                                 4,284,212
                                                        Sales
Riverside Synfuel, LLC      Progress Fuels Corporation  Coal/Synfuel              424,257                                   424,257
                                                        Sales
Kanawha River Terminals,    Progress Fuels Corporation  Coal Sales              6,029,277                                 6,029,277
Inc.
Black Hawk Synfuel, LLC     Progress Fuels Corporation  Coal/Synfuel              845,289                                   845,289
                                                        Sales
Kanawha River Terminals,    Sandy River Synfuels, LLC   Coal Sales             20,998,234                                20,998,234
Inc.
Kanawha River Terminals,    Sandy River Synfuels, LLC   Admin Services          5,852,485                                 5,852,485
Inc.
Kanawha River Terminals,    Colona Synfuel Partnership  Coal Sales             21,353,653                                21,353,653
Inc.                        LLLP
Kanawha River Terminals,    Colona Synfuel Partnership  Land Rent                   6,000                                     6,000
Inc.                        LLLP
Ceredo Liquid Terminal, LLC Colona Synfuel Partnership  Admin Services            512,830                                   512,830
                            LLLP
Florida Power Corporation   Progress Materials, Inc.    Facilities                 27,847                                    27,847
                                                        Costs
Florida Power Corporation   Progress Materials, Inc.    Fuel Sales                127,840                                   127,840

                    ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:                                       (in 000's)
   Total consolidated capitalization as of 03/31/03.                         $ 17,902,072     Line 1
       Total capitalization multiplied by 15%                                $  2,685,311     Line 2
        (line 1 multiplied by 0.15)
       Greater of $50 million or line 2                                      $  2,685,311     Line 3
       Total current aggregate investment:
        (categorized by major line of energy related businesses)
           Synthetic Fuel                                                         227,640
           Emulsion Products Terminal                                                   0
           Electrotechnologies                                                          0
           Energy Service                                                           8,273
           Manufacturing                                                             (937)
               Total current aggregate investment                            $    234,975     Line 4
           Difference between the greater of $50 million or 15%
           of capitalization and the total aggregate investment of
           the registered holding company system (line 3 less line 4)        $  2,450,336     Line 5



                          ITEM 5 - OTHER INVESTMENTS(4)

           Investment Balance                                    11/30/00

           Colona Synfuel, LLLP                                   9,092,279
           Sandy River Synfuel, LLC                              29,981,746
           Solid Fuel, LLC                                       39,022,407
           Solid Energy LLC                                               -
           Ceredo Synfuel LLC                                             -
           Ceredo Liquid Terminal LLC                                     -
           Progress Materials, Inc.                               2,553,487
           Strategic Resource Solutions Corp.                   119,526,168
           Utech Venture Capital Corporation                      4,542,352
           Utech Climate Challenge Fund, LP                       2,249,375



                          ITEM 6 - FINANCIAL STATEMENTS

Not applicable.

--------
(4) These numbers do not include Progress Fuels Corporation (f/k/a Electric Fuels Corporation) because the Commission has determined that a majority of the assets of Progress Fuels Corporation's subsidiaries are not retainable under the standards of Section 11(b)(1) of the Act

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereto duly authorized.



                                            PROGRESS ENERGY, INC.
                                            Registrant



Date: May 30, 2003                          By:
                                               ---------------------------------
                                               Name:  Thomas R. Sullivan
                                               Title: Treasurer